July 26, 2010

Kevin C. Rupert
U. S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

      RE:   Copley Fund, Inc. (File. No. 811-2815)


Dear Kevin:

      Set forth below is the Fund's response to the comments that you provided on July 20, 2010 concerning the 485APOS registration statement which was filed with the Commission on May 14, 2010 Your comments are set forth in italics and are followed by the Fund's responses, which will be reflected in a 485APOS that will be filed with the Commission contemporaneously herewith.

THE FEE WAIVER AGREEMENT MUST EXTEND FOR AT LEAST ONE YEAR FROM THE DATE OF THE PROSPECTUS

      The Agreement has been amended to provide that it will be effective until February 28, 2012. Disclosure related thereto has been changed throughout to reflect such change.

THE INFORMATION SET FORTH IN THE FEE TABLE SHOULD BE CHANGED TO REFLECT THE REVISIONS MADE TO THE FUND'S EXPENSE RATIO AS THE RESULT OF THE INCLUSION OF DEFERRED TAXES

      The Fee Table has been amended to reflect these revisions.

THE PRINCIPAL RISK SECTION SHOULD INCLUDE A STATEMENT THAT THE COMPANIES IN WHICH THE FUND INVESTS MAY NOT PAY DIVIDENDS AND ALSO TO STATE THAT THE FUND IS NOT A RIC

      The Principal Investment Risk Section has been amended in accordance with this comment.

DELETE THE SENTENCE IN THE FEE TABLE SECTION WHICH STATES THAT THE S&P INDEX HAS CHARACTERISTICS SIMILAR TO THE FUND AND ALSO DELETE THE LANGUAGE `IN EFFECT AT THE TIME OF EACH DISTRIBUTION AND ASSUMED SALE'

      The language has been modified in accordance with this comment.

ADD A FOOTNOTE TO THE RETURN TABLE STATING THAT THE FUND HAS A POLICY NOT TO MAKE DISTRIBUTIONS

      The footnote has been added.

UNDER "PURCHASE AND SALE OF FUND SHARES" ADD THAT SHARES MAY BE REDEEMED "ON ANY BUSINESS DAY"

      The language has been modified in accordance with this comment.

UNDER INVESTMENT STRATEGIES ADD DISCLOSURE RELATED TO THE DEFERRED TAX
LIABILITY

      The following language has been added:

      "The Fund pays federal income taxes on any net realized capital gain at the statutory rate, presently 35%. In addition the Fund will accrue deferred income taxes on the total net unrealized capital gains in accordance with current accounting pronouncements which requires the recognition of a full accrual on the deferred income taxes that would be payable if the Fund liquidated all of its gain securities at the end of the fiscal year. It is important to note however, that the deferred income tax is actually payable only in the event the Fund would actually sell appreciated securities. The Fund may carry forward for 5 years any net capital losses as an offset against any net capital gains realized by the Fund during each taxable year."

UNDER INVESTMENT STRATEGIES CLARIFY THAT THE FUND WILL NORMALLY INVEST AT LEAST 80% OF ITS ASSETS IN "SECURITIES WHICH ARE LISTED ON THE MAJOR EXCHANGES"

      The language has been modified in accordance with this comment.

UNDER INVESTMENT STRATEGIES CLARIFY THAT WHILE THE FUND MAY ENGAGE IN OTHER INVESTMENT PRACTICES "THEY ARE NOT PRINCIPAL STRATEGIES".

      The language has been modified in accordance with this comment.

UNDER PRINCIPAL RISKS CLARIFY THAT DERERRED TAXES WILL ONY BE PAID, AS OPPOSED TO RECOGNIZED, WHEN APPRECIATED SECURITIES ARE SOLD.

      The language has been modified in accordance with this comment.

UNDER SELLING SHARES ADD THAT THE FUND CAN DELAY SENDING REDEMPTION PROCEEDS IN RESPECT OF SHARES PURCHASED BY CHECK NOT MORE THAN 15 CALENDAR DAYS FROM WHEN THE PURCHASE CHECK WAS RECEIVED.

      The language has been modified in accordance with this comment.

AS CURRENTLY PRESENTED, THE DEFERRED TAXES ARE NOT INCLUDED IN THE RATIO OF NET EXPENSES, INCLUDING REGULAR AND DEFERRED TAXES, TO AVERAGE NET ASSETS INCLUDED IN THE FINANCIAL HIGHLIGHTS TABLE FOR THE YEARS FEBRUARY 28 or 29 2010, 2009 or 2008.

      The Financial Highlights Table has been restated to include the deferred taxes.

THE DEFERRED FEDERAL TAX TABLE DOES NOT STATE THE ACTUAL DEFERRED FEDERAL TAXES.

      The table has been amended in accordance with this comment.

IN THE SAI, THE FUND'S STATED ABILITY TO ENTER INTO REPURCHASE AND REVERSE REPURCHASE AGREEMENTS MAY BE IN CONFLICT WITH THE FUND'S STATED INVESTMENT RESTRICTIONS.

      In view of the fact that the Fund has not and does not intend to enter into such agreements the language related thereto has been deleted.

      In connection with this response, the registrant acknowledges that (a) the registrant is responsible for the adequacy and accuracy of the disclosures in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (c) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please feel free to call if you have any questions.

                                                       Very truly yours,
                                                       ROBERTS & HENRY

                                                       Thomas C. Henry

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